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                                                                 EXHIBIT 99


FOR IMMEDIATE RELEASE                           CONTACT:
August 6, 1996                                  Natalie D. Bailey
                                                717-534-7631

                                                FINANCIAL CONTACT:
                                                James A. Edris
                                                717-534-7556





                Hershey Declares 2-for-1 Stock Split
                           Dividends Increased



HERSHEY, Pa. --- The Board of Directors of Hershey Foods
Corporation today declared a two-for-one split of the Corporation s Common Stock and Class B Common Stock to stockholders of record August 23, 1996. The split will be effected by distributing one additional share for each share currently held. The additional stock certificates will be mailed on September 13, 1996.

The Board of Directors also increased the quarterly dividend on the Common Stock on a pre-split basis, from $.36 to $.40 per share or 11.1 percent. In addition, the Board increased the quarterly dividend on the Class B Common Stock on a pre-split basis, from $.325 to $.36 per share or 10.8 percent.
The dividends are payable September 13, 1996, to stockholders of record August 23, 1996.

                                 - MORE -

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This is the 267th consecutive regular dividend and 22nd
consecutive annual increase on the Common Stock and the 48th consecutive regular dividend and 12th consecutive annual increase on the Class B Common Stock.

Stockholders are advised that the two-for-one split will increase their number of shares in the Corporation, but will not change their proportionate stockholder's interest. The old certificates now in stockholders' possession are valid and should not be destroyed nor should they be returned to the Corporation. They continue to represent the number of shares shown on their face.

"This two-for-one stock split and increase in dividends reflects our confidence in the future profitable growth of the Corporation," said Kenneth L. Wolfe, Chairman and Chief Executive Officer. "The stock split will place Hershey s stock in a more popular price range and should enhance trading liquidity in our stock. The dividend increase reflects an understanding of our stockholders' need for an adequate return on their investment, as well as the cash requirements of our businesses."

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